Filed by Hub Cyber Security (Israel) Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

HUB Security Investor Presentation November 2022

Page 2 Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Business Combination”) between HUB Cyber Security (Israel) Ltd. (the “Company” or “Hub”) and Mount Rainier Acquisition Corp. (“SPAC”) and for no other purpose. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence. Without the express prior written consent of the Company, this Presentation and any information contained herein may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company and the Proposed Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation does not constitute (i) a solicitation of a proxy, vote, consent or authorization in any jurisdiction in respect of the Proposed Business Combination, (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction of the Company, SPAC, or any of their respective affiliates, (iii) a consent or authorization of any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction or (iv) a recommendation or advice regarding any securities in any jurisdiction. You should not construe the contents of this Presentation, or any prior or subsequent communications from or with the Company, SPAC or their respective affiliates or representatives, as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (i) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b - 5 thereunder. None of the Company or SPAC or their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will the Company, SPAC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The information contained herein does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Company or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of the Company and the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward - Looking Statements Certain statements included in this Presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally relate to future events or the Company’s or SPAC’s future financial or operating performance. For example, projections of future EBITDA and EBITDA Margin are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential,” “forecast” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward - looking. Such forward - looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by HUB and its manag ement, and RNER and its management, as the case may be, are inherently uncertain. These forward - looking statements are provided for illustrativ e purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probab ili ty. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual event s a nd circumstances are beyond the control of HUB or RNER . Factors that may cause actual results to differ materially from current expectations include, but are not limited to: ( i ) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and o pp ortunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the occurrence of any event, change or oth er circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect t o the proposed transactions; (iii) the outcome of any legal proceedings that may be instituted against RNER , HUB, the Combined Company or others following the announcement of the proposed transactions and any definitive agreements w ith respect thereto; (iv) the inability to complete the proposed transactions due to, among other things, the failure to obtain approval of the stockholders of RNER or HUB, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays i n obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory rev iews required to complete the proposed transactions; (v) the inability to obtain the financing necessary to consummate the proposed transactio ns; (vi) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applic ab le laws or regulations or as a condition to obtaining regulatory approval of the proposed transactions; (vii) the ability to meet stock exchange listing standards following the consummation of the proposed tra nsactions; (viii) the risk that the announcement and consummation of the proposed transactions disrupts HUB’s current plans and operations; (ix) the lack of a third party valuation in determining whether or not to pursue the proposed transactions; (x) the ability to recognize the anticipated benefits of the proposed transactions, whic h m ay be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, ma intain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transactions; (xii) the amount of any redemptions by existing holders o f RNER’s common stock being greater than expected; (xiii) limited liquidity and trading of RNER’s and HUB’s securities; (xiv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xv) geopolitical risk, including military action and related sanctions, and changes in appli cab le laws or regulations; (xvi) the possibility that RNER , HUB or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) inacc ura cies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xviii) other risks and uncertaintie s s et forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward - Looking Statements" in RNER’s final prospectus relating to its initial public offering dated October 4, 2021 and "Risk Factors" and "Cautionary Statement Regarding Forward - Looking Statements" in HUB’s Registration Statement on Form F - 4, filed with the SEC on November 17, 2022, as amended . Forward - looking statements speak only as of the date they are made. Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither the Company nor SPAC undertakes any duty to update these forward - looking statements. Financial Information; Non - IFRS Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by SPAC and the Company with the United States Securities and Exchange Commission (the “SEC”). This Presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including, but not limited to, EBITDA and EBITDA Margin,. These non - IFRS measures, and other measures that are calculated using such non - IFRS measures, are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or future performance. Therefore, these measures should not be considered in isolation or as an alternative to operating income, net income, cash flows from operations or any other profitability, liquidity or performance measures derived in accordance with IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. The Company believes these non - IFRS measures of financial results, including on a forward - looking basis, provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company uses these non - IFRS measures for trend analyses, for budgeting and planning purposes. The Company believes that the use of these non - IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in comparing the Company’s financial measures with other similar companies, many of which present similar non - IFRS financial measures to investors. These non - IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - IFRS financial measures. The management of the Company does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. This Presentation also includes certain projections of non - IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward - looking non - IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results for the Company’s fiscal years 2021 through 2026. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections constitute forward - looking information and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. See “Forward - Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those presented in the prospective financial information. The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that the Company, SPAC, or their respective representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events or as a representation by any person that the results reflected in such forecasts will be achieved. Industry and Market Data The information, data and statistics contained herein are derived from various internal (including data that the Company and SPAC have internally collected) and external third - party sources. While the Company and SPAC believe such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither the Company nor SPAC has independently verified the accuracy or completeness of the information provided by third party sources. No representation is made, by the Company’s or SPAC’s management, as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. The Company and SPAC assume no obligation to update the information in this presentation. Participants in the Solicitation The Company and SPAC and their respective directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SPAC’s stockholders in connection with the Proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus relating to its initial public offering dated October 4, 2021 and in HUB’s Registration Statement on Form F - 4, filed with the SEC on November 17, 2022, as amended, both of which are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Mount Rainier Acquisition Corp., 256 W. 38th Street, 15th Floor, New York, NY 10018, Attention: Matthew Kearney. Additional information regarding the names and interests are forth in the preliminary proxy statement/prospectus for the Proposed Business Combination . The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SPAC in connection with the Proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination are s et forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form F - 4 for the Proposed Business Combination, which has been filed by the Company with the SEC. Additional Information for Investors and Stockholders In connection with the Proposed Business Combination, the Company has filed with the SEC a registration statement on Form F - 4 containing a preliminary proxy statement/prospectus, and after the registration statement is declared effective by the SEC, SPAC will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. This Presentation is not a substitute for any registration statement or for any other document that the Company or SPAC may file with the SEC in connection with the Proposed Business Combination. Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Business Combination, as these materials will contain important information about the Company, SPAC and the Proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Business Combination will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov, or by directing a request to: Mount Rainier Acquisition Corp., 256 W. 38th Street, 15th Floor, New York, NY 10018, Attention: Matthew Kearney. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Trademarks The Company and SPAC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third - parties, which are the property of their respective owners. The use or display of third - parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or SPAC, or an endorsement or sponsorship by or of the Company or SPAC. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate in any way that the Company or SPAC will not assert to the fullest extent under applicable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade names and copyrights.

Page 3 Matthew Kearney (Chairman & CEO) ▪ CEO of high growth technology supported businesses: ▪ LeadingResponse (ICV); ▪ Screenvision – a Carlton/Thomson Joint Venture, growing revenue by 300% ▪ Chairman of Talent Partners, a Carlyle Group portfolio company ▪ Holds or has held board positions on: ▪ Rock Holdings Inc (NYSE:RKT) and Telenor ASA (NORWAY:TEL) ▪ BOD and Audit chair of (de - spac) Priority Technology Holdings Young Cho (CFO) ▪ Experienced CFO and CIO of high growth technology businesses: ▪ Hedera Hashgraph , Celsius and ABRA ▪ Previous Executive Director of Illiquid Credit Trading at UBS ▪ Previous Director of Special Situations at Citi Bank Christina Favilla (Director) ▪ Operations Executive at high growth Fintech company, Ocrolus ▪ COO of GE Capital North America from 2012 – 2017 ▪ Board Member of Priority Technology Holdings ▪ Director Nominee for Opportunity Financial (De - Spac of FG New America Acquisition Corp) ▪ Chair of the Nominating & Governance Committee of Citizens State Bank of Ouray Colorado ▪ Former President of Discover Bank Otto Risbakk (Director) ▪ CFO of Digi Telecommunications (as of August 1, 2021) ▪ CFO of Telenor Denmark, a subsidiary of a $30 Billion EV multinational telco ▪ Head of M&A at Telenor from 2012 – 2019, leading more than 70+ transactions ▪ Director of M&A and VP of International Business Development, Oil & Gas at Norsk Hyrdo ▪ Former CFO of Norsk Hydro Automotive, Rieter Automotive, and Schlumberger Jeffery Bistrong (Director) ▪ Partner and member of the investment committee of middle market private equity firm HKW – Technology Focused ▪ Managing Director of Harris Williams Investment Banking from 2002 – 2019 ▪ Founder of Harris Williams TMT group, leading over 100+ Technology Transactions ▪ Director of government software and services company Civix and healthcare software company Kumanu ▪ Past board member of HKSE - listed Mobile Telecom Ltd. and nonprofit Northeast Health Systems Overview of Mount Rainier Acquisition Corp. Strong team with deep networking, sourcing, valuation, diligence and execution capabilities x Significant technology expertise x Extensive investment and operational experience x Leading family office sponsor with Dominion Capital

Page 4 Transaction Overview (US$ in millions, unless otherwise noted) Sources (1) (2) HUB Equity $1 , 200 SPAC Cash in Trust (3) - PIPE Cash (4) 50 Founder Shares 43 Transaction Expenses (Paid in Equity) 4 Total Sources $1, 297 Uses (1) (2) HUB Equity $1 , 200 Founder Shares 43 Cash to Balance Sheet (5) 23 Transaction Expenses (6) 32 Total Uses $1, 297 Share Price ($ / sh.) $10 . 00 Pro Forma Shares Outstanding (1)(2) 1 30 . 3 Implied Equity Value $1, 303 (+) Debt (7) 1 4 ( - ) Pro Forma Cash (1)(8) (36) Enterprise Value $1, 281 Transaction Summary Pro Forma Valuation Sources and Uses ▪ Implied Enterprise Value of ~$1. 28 Bn, or 7 . 4 x FY2023E Revenue of $17 3 . 6 MM, in line with public comps ▪ $50MM common stock PIPE to fund acquisitions and growth capital with $ 23 MM cash to balance sheet (1) (5) ▪ Existing HUB shareholders to retain 100% of their equity Pro Forma Ownership (9) (1) Assumes maximum (100%) redemptions by the public shareholders of Mount Rainier (2) Values shown assuming $10.00 per Mount Rainier share, does not include impact of out - of - the - money options/ warrants . Impact of vested and unvested options/warrants based on the treasury stock method (3) Assumes maximum (100%) redemptions by the public shareholders of Mount Rainier (4) PIPE shares issued at $10.00 per share following expected reverse share split prior to closing (5) Does not include $14MM of existing cash (6) Estimate of H UB and Mount Rainier’s aggregate investment banking, deferred underwriting, legal, SEC and stock exchange, printing and consulting fees and expenses . Transaction expenses include an estimated $28MM paid in cash and $4MM paid in equity (7) Hub’s debt balance as of November 17, 2022 (8) Inclusive of HUB’s cash balance as of November 17, 2022 (9) Pro Forma ownership excluding public and private warrants and assumes maximum (100%) redemptions by the public shareholders of Mount Rainier (10) Inclusive of current HUB vested and unvested options/warrants based on the treasury stock method, and outstanding RSUs (11) Represents amount paid to advisors in equity 92.1% HUB Shareholders⁽¹⁰⁾ 3.8% Common PIPE 3.8% Mount Rainier Sponsor 0.3% Other⁽¹¹⁾

Page 5 Investment Highlights 1 Market leader in the confidential computing market with a proprietary hardware solution 2 Large and rapidly growing confidential computing market expected to reach $54 billion by 2026 at a CAGR of 90% - 95% (1) 3 Unique cyber security solution that protects sensitive commercial and government data by preventing hostile intrusion at the hardware level 4 Strong list of 750+ leading enterprise and government customers to continue to penetrate and build upon 5 Over $500m in signed contracts represent multiple growth opportunities 6 Experienced cybersecurity team with former elite members of Israeli intelligence units 7 Compelling financial profile with a 57% projected revenue CAGR between ‘22 and ’26 and rapidly expanding gross margins 1) Everest Group: “Confidential Computing – The Next Frontier in Data Security” – CAGR according to the best - case scenario

Page 6 HUB at a Glance Highlights HUB by the Numbers ▪ Market leader in the confidential computing market with a proprietary hardware solution ▪ Unique cyber security solutions that protects sensitive commercial and government data by preventing hostile intrusion at the hardware level ▪ Leading customers: ▪ Top team built from former elite Israeli intelligence units (8200, 81, MOD, C4I - IDF) ▪ Compelling financial profile with strong revenue growth and rapidly expanding gross margins and cash flow ▪ Over $500m in contracts already signed for Confidential Computing Solutions, as well as other executed contracts $17 0 M+ FY2023E Revenue (2) 5 7 % FY2022E – FY2026E Revenue CAGR (2) 9 Patents (3) 7 5 0 + Customers 2017 Founding Year 550+ Employees 30+ Co u n t r ie s $54B+ Confidential Computing TAM (2026) (1) 9 0% - 95 % FY2022E – FY2026E Market CAGR (1) $20M+ FY2023 E Adj. EBITDA (2) 1) Everest Group: “Confidential Computing – The Next Frontier in Data Security” – CAGR according to the best - case scenario 2) Based on Company projections. 3) Company also has three pending patent applications. $500m In signed Contracts

HUB Senior Executive Team

Former Israeli Intelligence Elite Unit's Veterans (8200, 81, MOD, C4I-IDF)



Eyal Moshe
Founder & CEO

- Former executive at CA Technologies with decades of experience in government intelligence and defense
- Serial entrepreneur and Co-Founder of PlanetSoho and Chosen/Blin.gy



Shay Kornfeld
CBO

- Former investment banker with significant capital markets experience, particularly involving SPACs



Andrey Laremenko
Founder & CTO

- 13+ years in the IDF elite 8200 intelligence unit
- Specializes in system and architecture design for complex cybersecurity requirements



Hugo Goldman
CFO

- 25+ years of senior leadership experience in finance and operations with high growth public technology companies
- Previously served as the CFO of Syneron Candela



Ido Helshtock
CPO

- 20+ years of experience in the IDF Intelligence unit
- Has led mission-critical research and development projects in the field of secure communication, electronic & cyber warfare



Alon Saban
VP Corp Dev

- 23+ years of experience in national cyber security agencies
- Led over 70 engineers in diverse R&D cyber teams developing custom solutions and special cyber defense capabilities for the IDF



Ran Lifshitz
VP R&D

- 20+ years of experience in advanced cyber security technology development projects for the IDF National Cyber Security Agency Maztov
- Former Head of Software Engineering at D-Fend Solutions

Page 7

Page 8 HUB’s Mission The current approach to cybersecurity is ineffective and failing Our aim is to cause a paradigm shift in the market by using a unique hardware level approach to protect sensitive and commercial data at every stage of the computing lifecycle

Page 9 What is Confidential Computing? Confidential computing leverages a hardware - based trusted execution environment to protect data being processed. Prevalent Data Security Model Protection in Transit Protection at Rest Protection in Use Securing data being stored by encrypting it before storing it or encrypting the device itself Securing data transmitted between networks using end - to - end encryption or by using encrypted connections Protecting data by encrypting it while it is being used in the RAM or processor for computation Holistic data security model Emerging security models encourage the adoption of a comprehensive protection model that mitigates ris k s across the data lifecycle from transmission to storage and usage, which can be achieved through confidential computing Current security models adequately mitigate risks involved with storage and transmission of data but fail to address risks of exposing data while being processed

HUB's Unique Approach to Cyber Security

HUB provides a unique proprietary hardware and software solution that creates a protective envelope around each processing component to effectively stop intruders.

Benefits of HUB's Solution

- ✓ Single-unit security module with adjustable security settings
- ✓ Separates, isolates and protects data streams from different customers utilizing different security settings
- ✓ Allows legacy applications to run without change and accommodation for encryption and decryption
- ✓ Adaptable for both on-premise and cloud-based architectures and can be updated remotely

HUB's Solution Includes 3 Product Families

1 On-Premise and Cloud full-stack 48U Rack server units (for standalone end-to-end enterprise Confidential Computing solutions that replace legacy IT server systems in full)



HUB Appliance

2 PCIe card modules (for integration with Edge Computing systems and Distributed AI computing hubs)



HUB PCIe Card

3 HUB Silicon (for providing Confidential Computing cyber protection for IoT devices such as home security cameras, connected mobility vehicles, etc.)



HUB Silicon

Page 10

Page 11 Products Overview HUB Security offers a wide range of products, solutions and industry use cases, including innovative confidential computing a ppl iances. Safety Assessment Suite Securing Edge & 5G Quantum Secured Cloud Workspace Quantum Ransomware Cure Healthcare and AI Security D. STORM RAM Commander

Page 12 Incident Response Governance Risk and Compliance Services Overview Global team providing leading cyber security professional and managed services, including HUB integration & implementation of cy bersecurity, safety and reliability systems for enterprises and governments. Systems Safety & Reliability Management (RAMS) Application Security Threat Modeling

Page 13 Multiple Growth Vectors Contracted and near - term growth opportunities can provide visibility into achieving forecasted growth. Expand into Growing IoT Market ▪ Commercialization of HUB technology into silicon ▪ Expected to be released i n 2023 Land & Expand Strategy ▪ Leverage existing customers to cross - sell product and innovation solutions ▪ Long - term customers who trust HUB Convert Service Offerings into Product Offerings ▪ Continue recent momentum in service to product conversion ▪ D. STORM is a clear example of this conversion Opportunities for Inorganic Growth ▪ Continue to identify and acquire strategic M&A targets 750 + Customers Fast Growing M arket Current Portfolio of 5 Service Offerings M&A Targets Identified

Page 14 Projected HUB Financial Highlights Adj. EBITDA % Gross Margin % Total Revenue Products and Technology Revenue FY2022E FY2026E $116M $40M 31% 9% $712M $609M 62% 25% Expected Impact 57% CAGR (FY2022E - FY2026E) 85% of Total Revenue by 2026 ~31 pts Expansion by 2026 ~16 pts Expansion by 2026

Page 15 Financial Projection Model Adj. EBITDA is a non - IFRS measure. See “Disclaimer.” Note: FY2020 and FY2021 figures are pro - forma. $ (in thousands) FY2020 FY2021 FY2022E FY2023E FY2024E FY2025E FY2026E Total Revenue $68.6 $77.7 $115.8 $173.6 $263.8 $444.5 $711.8 Revenue Growth 13.4% 49.0% 49.9% 52.0% 68.5% 60.1% Cost of sales $58.5 $66.5 $80.2 $99.1 $129.6 $193.3 $271.6 Gross profit $10.1 $11.2 $35.5 $74.4 $134.2 $251.2 $440.2 Gross margin 14.8% 14.4% 30.7% 42.9% 50.9% 56.5% 61.8% Adjusted EBITDA ($1.4) ($3.7) $10.8 $21.9 $46.9 $94.0 $179.3 Adjusted EBITDA margin (2.1%) (4.7%) 9.3% 12.6% 17.8% 21.2% 25.2%

Page 16 $115.8 $173.6 $263.8 $444.5 $711.8 30.7% 42.9% 50.9% 56.5% 61.8% 2022E 2023E 2024E 2025E 2026E $40.2 $91.9 $175.5 $349.0 $608.6 66.8% 67.0% 68.5% 67.5% 69.5% 2022E 2023E 2024E 2025E 2026E Projected Revenue by Type and Gross Margin Total Revenue & Gross Margin Products & Technology Revenue & Gross Margin Gross Margin Expansion Note: $ in USD millions. 31. 1 pts Gross Margin Expansion Gross Profit: $3 5 . 5 Gross Margin: 3 0 . 7% 2022E 2026E Products & Tech nology : 6 6 . 8 % Gross Margin Products & Tech nology : 6 9.5 % Gross Margin Gross Profit: $ 440 . 2 Gross Margin: 61 . 8%

Page 17 $10.8 $21.9 $46.9 $94.0 $179.3 9.3% 12.6% 17.8% 21.2% 25.2% 2022E 2023E 2024E 2025E 2026E Adjusted EBITDA Expansion Through Operating Leverage Adjusted EBITDA & Adjusted EBITDA Margin (1) 1) Adj. EBITDA and Adj. EBITDA Margin are non - IFRS measures. See “Disclaimer”. Note: $ in USD millions.

Page 18 Valuation Overview Selected Peers High Growth Cybersecurity Comparables Peer Group HUB Security’s capabilities position it as a powerful force in the high growth cybersecurity peer set Source: CapIQ and FactSet (Market Data as of November 22, 2022). Rationale ▪ Operate in the similar industry with complementary end markets ▪ Valued on revenue multiples ▪ Best - in - class gross margins ▪ Focused on fast - growing, early - stage market ▪ New entrants creating disruption through innovation Metrics (Median) ’21E - ’22E Revenue Growth: 35.7% 2022E Adj. EBITDA Margin: 11.1% ’22E - ’23E Revenue Growth: 23.0% 2023E Adj. EBITDA Margin: 11.7% 2022E Gross Margin: 73.2% EV / 2022E Revenue: 10.1x 2023E Gross Margin: 73.3% EV / 2023E Revenue: 7.1x

Page 19 49.9% 60.1% 24.0% 21.7% 37.4% 35.3% 32.7% 13.9% 64.0% 17.3% 22.1% 11.8% Valuation Overview Total Revenue Growth Benchmarking Operational benchmarking – revenue growth and gross margin profiles. Source: CapIQ and FactSet (Market Data as of November 22, 2022). (FY2022E – FY2023E) Peer Median: 23.0% ‘23E ‘26E

Page 20 7.4 x 6.8 x 7.4 x 9.8 x 11.2 x 10.9 x 4.1 x 5.0 x 2.9 x 7.9 x 3.3 x Valuation Overview EV / Revenue Source: CapIQ and FactSet (Market Data as of November 22, 2022). Benchmarking (Cont’d) Peer group valuation benchmarking. (FY2023E) Peer Median: 7.1x

Page 21 12.6% 25.2% 24.7% 28.7% 19.6% 13.6% 16.1% 0.31% (19.8)% 7.9% 2.9% 9.8% Valuation Overview Adjusted EBITDA Margin (1) Benchmarking (Cont’d) Peer group profitability benchmarking. (FY2023E) Peer Median: 11.7% ‘23E ‘26E 1) Adj. EBITDA Margin shown for the Company, which is a non - IFRS measures. See “Disclaimer”. Source: CapIQ and FactSet (Market Data as of November 22, 2022).

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